UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________________

FORM 6-K

__________________________

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number: 001- 39258

__________________________

METEN HOLDING GROUP LTD.
(Translation of registrant’s name into English)
__________________________

3rd Floor, Tower A
Tagen Knowledge & Innovation Center
2nd Shenyun West Road, Nanshan District
Shenzhen, Guangdong Province 518000
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

In connection with the 2023 Annual General Meeting of Shareholders of Meten Holding Group Ltd., a company incorporated under the laws of the Cayman Islands (the “Company”), the Company hereby furnishes the following documents:

Exhibits

Exhibit No.	Description
99.1

Notice and Proxy Statement of 2023 Annual General Meeting of Shareholders, dated July 24, 2023, to be mailed to the shareholders of the Company in connection with the 2023 Annual General Meeting of Shareholders of the Company

99.2	Form of Proxy Card to be mailed to shareholders of the Company for use in connection with the 2023 Annual General Meeting of Shareholders of the Company

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 24, 2023

Meten Holding Group Ltd.
By:	/s/ Siguang Peng
Name:	Siguang Peng
Title:	Chief Executive Officer